[GRAPHIC OMITED]



December 8, 2011

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, DC  20549
Attention:  Ms. Christina DiAngelo

Re:         Advisors' Inner Circle Fund II (File No. 811-07102)

Ms.  DiAngelo:

This letter responds to comments given by you to Michael Lawson, in his capacity as Treasurer, Controller and Chief Financial Officer of Advisors' Inner Circle Fund II (the "Trust"), in a telephone conversation on November 7, 2011. The comments provided relate to the July 31, 2011 annual reports filed on Form N-CSR (the "Reports") for the Frost Funds, the GRT Funds, the Champlain Funds, the Clear River Fund, and Reaves Select Research Fund and the January 31, 2011 annual report filed on Form N-CSR for the Hancock Horizon Funds (each a "Fund" and collectively the "Funds"). All Funds are a Series of the Trust.

SEI provides the Trust and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust and the Funds. In connection with the responses below, we acknowledge on behalf of the Trust that the Trust, through its officers and trustees, is primarily responsible for the adequacy and accuracy of the disclosure in the Report; that staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Report; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by the Trust's responses.

SEC  COMMENT 1
Certain active funds in the Trust are missing ticker symbols in EDGAR, and certain funds in the Trust are still listed as active in EDGAR, however, they have been merged into other funds or have been liquidated. Please review and make the necessary corrections in EDGAR.

TRUST  RESPONSE  TO  COMMENT 1
The Trust has reviewed all Funds in EDGAR and has, as applicable, ensured that all ticker symbols are populated in EDGAR. Additionally, the Trust has now marked all merged and liquidated Funds as "inactive" in EDGAR.


SEC  COMMENT 2
What is the current status of the following funds: MutualHedge Institutional MultiStrategy Fund, MutualHedge Institutional Global Arbitrage Fund, MutualHedge Quantitative Trading Legends Fund, MutualHedge Event Driven Legends Fund, MutualHedge Equity Long-Short Legends Fund, Northpointe Small Cap Growth Fund, Northpointe Small Cap Value Fund, Northpointe Value Opportunities Fund and Northpointe Micro Cap Equity Fund? Should their status be changed to inactive in EDGAR?

TRUST  RESPONSE  TO  COMMENT 2
The Trust has now marked all MutualHedge Funds as "inactive" in EDGAR as the Trust is no longer planning to offer these Funds. The Trust is currently reviewing the status of the NorthPointe Funds, and if the Trust determines that the NorthPointe Funds will not be offered, they will then be marked as "inactive" in EDGAR.


                                [GRAPHIC OMITED]

SEC  COMMENT 3
In the Disclosure of Fund Expenses, in accordance with N-1A Item 27(1), the introductory language should be modified, as applicable, to include disclosure relative to transaction costs such as front-end sales charges applicable to certain classes of shares.

TRUST  RESPONSE  TO  COMMENT  3
The Trust agrees, and beginning with the semi-annual and annual reports as of January 31, 2012, each applicable Fund will include this additional language with respect to transaction costs in the Disclosure of Fund Expenses section.

SEC  COMMENT 4
For any fund with more than one class of shares, the line graph should be presented separately for each class of shares (or presented for only the oldest class of shares) if each class has a different minimum in excess of $10,000. For example, one class of shares may have a $2,500 minimum and the other class of shares may have a $100,000 minimum. One class would be required to present the line graph based on $10,000 initial investment, and the other class of shares would be required to present the line graph based on $100,000 initial investment. This is in accordance with N-1A Item 27(7b).

TRUST  RESPONSE  TO  COMMENT  4
The Trust agrees, and beginning with the annual reports as of January 31, 2012 and July 31, 2012, each applicable Fund will present the line graphs in accordance with N-1A Item 27(7b)as noted above.

SEC  COMMENT 5
In accordance with a memo issued to the Investment Company Institute on July 30, 2010, funds are required to discuss the effect of derivatives on fund performance. No discussion of the effect of derivatives on fund performance was included in the MDFP for Frost Diversified Strategies Fund or GRT Absolute Return Fund.

TRUST  RESPONSE  TO  COMMENT  5
The Trust agrees, and will ensure that each Fund noted above, and other Funds as applicable, include a discussion of the effect of derivatives on fund performance in all subsequent MDFP sections.

SEC  COMMENT 6
In accordance with Accounting Standards Codification Topic 815 ("ASC Topic 815")
- Disclosures about Derivative Instruments and Hedging Activities, why did Frost Diversified Strategies and GRT Absolute Return Funds' not include the tabular disclosure required by ASC Topic 815?

TRUST  RESPONSE  TO  COMMENT  6
ASC Topic 815 requires tabular disclosure when a fund has exposure to more than one type of derivative risk. With only one type of risk exposure, all information required in the tabular disclosure is readily accessible in the schedule of investments, statement of assets and liabilities, and statement of operations. Both the Frost Diversified Strategies Fund and GRT Absolute Return Fund had exposure only to equity risk.

SEC  COMMENT 7
For funds where there are voluntary fee waivers in effect, are there written agreements, and if so, are the written agreements filed in EDGAR?

TRUST  RESPONSE  TO  COMMENT  7
Voluntary fee waiver arrangements, to the extent they exist, are disclosed in each applicable Fund's Semi-Annual and Annual Financial Statements, Prospectus and Statement of Additional Information. Any such agreements are not filed in EDGAR, but are approved by the Board of Trustees as they go into effect and when they are discontinued.

SEC  COMMENT 8
For funds investing in ETF funds or other registered investment companies, Regulation S-X 6.07 section 7b requires that the distribution of realized gains received by a fund from such investments be disclosed separately on the Statement of Operations.

TRUST  RESPONSE  TO  COMMENT  8
The Trust agrees, and for all subsequent filings of financial statements, funds that receive distributions of realized gains from an ETF or other registered investment company, will present the distribution separately on the Statement of Operations.

SEC  COMMENT 9
In the Hancock Horizon Funds Prospectus dated as of May 31, 2011, the effect of management fees recaptured was not included in the calculation of the expense example for the Diversified International Fund and Quantitative Long/Short Fund.

TRUST  RESPONSE  TO  COMMENT 9
The Trust agrees that the effect of management fees recaptured should be included in the expense example, and in the future, when applicable, the Trust will include the effect of management fees recaptured in the calculation of the expense examples.

SEC  COMMENT 10
In the Organization note for all funds, indicate whether the funds are diversified or nondiversified.

TRUST  RESPONSE  TO  COMMENT  10
The Trust agrees, and beginning with the semi-annual and annual reports as of January 31, 2012, the Trust will consistently include this information in the organization note for all funds.

SEC  COMMENT 11
In the Average Annual Total Return Chart for each fund, going forward, consider including the benchmark returns.

TRUST  RESPONSE  TO  COMMENT  11
The Trust agrees, and beginning with the annual reports as of January 31, 2012 and July 31, 2012, each Fund will include the benchmark returns in the Average Annual Total Return Chart.

SEC  COMMENT 12
Under Item 2 of the annual N-CSR filing, if there were no changes or waivers to the Code of Ethics, a statement to that effect should be added in future filings.

TRUST  RESPONSE  TO  COMMENT  12
The Trust agrees, and beginning with the annual N-CSR filings for the years ended January 31, 2012 and July 31, 2012, the Trust will add a statement to that effect, if applicable.

SEC  COMMENT 13
In the Notes to Financials for the Hancock Horizon Funds as of January 31, 2011, why is the tax information presented as of April 30, 2010?

TRUST  RESPONSE  TO  COMMENT  13
While the Hancock Horizon Funds have a fiscal year end of January 31, each of the Hancock Horizon Funds has a tax year end as of April 30. Therefore, all ROC-SOP adjustments and components of distributable earnings/(accumulated losses) are presented as of the most recently completed tax year end, in this case April 30, 2010. The Hancock Horizon Funds presented the updated ROC-SOP and distributable earnings/(accumulated losses) as of April 30, 2011 in their semi-annual report as of July 31, 2011.

SEC  COMMENT 14
In accordance with the Audit Guide 7.156(e), the Frost Core Growth Equity Fund should disclose the per share amount of distributions attributable to a tax return of capital in the Financial Highlights. Additionally, with respect to the tax return of capital distribution by the Frost Core Growth Equity Fund, please confirm the Fund is in compliance with Section 19(a) under the 1940 Act (Notice of Distributions).

TRUST  RESPONSE  TO  COMMENT 14
The Trust agrees that the per share amount of the tax return of capital should be disclosed separately, and will do so beginning with the semi-annual report as of January 31, 2012.

The reason for the tax return of capital in the Frost Core Growth Equity Fund was related to the Fund's excise distribution requirement at December 31, 2010, and the subsequent net operating loss incurred by the Fund for the period January 1, 2011 through July 31, 2011. The Fund had an excise tax distribution requirement at December 31, 2010, and made such distribution. The Fund did not anticipate any component of the distributions to be anything other than ordinary income at the time of the distribution and issuance of Form 1099 and therefore, a Section 19(a) notice was not sent.

SEC  COMMENT 15
The investment objectives listed in the financial statements for Frost Low Duration Bond Fund, Frost Total Return Bond Fund, Frost Low Duration Municipal Bond Fund and Frost Kempner Treasury and Income Fund were different than the investment objectives listed for these funds in the Prospectus.

TRUST  RESPONSE  TO  COMMENT 15
The Trust agrees, and beginning with the semi-annual report as of January 31, 2012, the investment objectives for the funds noted will be updated to conform to the investment objective stated in each Fund's prospectus.

SEC  COMMENT 16
Please review the expense ratios presented in the Financial Highlights for the GRT Absolute Return Fund and consider presenting fewer ratios and describing the effect of short sales in the notes to the Financial Highlights.

TRUST  RESPONSE  TO  COMMENT 16
The Trust agrees, and beginning with the semi-annual report as of January 31, 2012, the GRT Absolute Return Fund will present the net expense ratio inclusive of the expenses related to short sales and the gross expense ratio. The Fund will footnote the impact of the expenses related to short sales and state what the expense ratio would have been excluding such expenses.

Please contact Michael Lawson at (610) 676-3429 if you have any questions or comments.

Very truly yours,

/s/ Michael Lawson
------------------
Michael Lawson
Treasurer, Controller and Chief Financial Officer


cc:      Michael Beattie
         Russell Emery
         Dianne M. Sulzbach
         James F. Volk